UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

CLS Holdings USA, Inc.
(Name of Issuer) Common Stock, $0.0001 par value per share
(Title of Class of Securities) 12565J100
(CUSIP Number) Navy Capital Green Management, LLC 28 Reichert Circle Westport, CT 06880
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) July 31, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12565J100	13D/A	Page 2 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Management, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization New York, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 41,902,854
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 41,902,854
11.		aggregate amount beneficially owned by each reporting person 41,902,854
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 30.76%
14.		type of reporting person* IA

CUSIP No. 12565J100	13D/A	Page 3 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Management Partners, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization New York, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 13,130,570
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 13,130,570
11.		aggregate amount beneficially owned by each reporting person 13,130,570
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 10.20%
14.		type of reporting person* PN

CUSIP No. 12565J100	13D/A	Page 4 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Fund, LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 13,130,570
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 13,130,570
11.		aggregate amount beneficially owned by each reporting person 13,130,570
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 10.20%
14.		type of reporting person* PN

CUSIP No. 12565J100	13D/A	Page 5 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Co-Invest Fund, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 28,772,284
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 28,772,284
11.		aggregate amount beneficially owned by each reporting person 28,772,284
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 21.42%
14.		type of reporting person* PN

CUSIP No. 12565J100	13D/A	Page 6 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Co-Invest Partners, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 28,772,284
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 28,772,284
11.		aggregate amount beneficially owned by each reporting person 28,772,284
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 21.42%
14.		type of reporting person* PN

CUSIP No. 12565J100	13D/A	Page 7 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) John Kaden
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 41,902,854
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 41,902,854
11.		aggregate amount beneficially owned by each reporting person 41,902,854
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 30.76%
14.		type of reporting person* IN

CUSIP No. 12565J100	13D/A	Page 8 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Sean Stiefel
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 41,902,854
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 41,902,854
11.		aggregate amount beneficially owned by each reporting person 41,902,854
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 30.76%
14.		type of reporting person* IN

CUSIP No. 12565J100	13D/A	Page 9 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Chetan Gulati
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 41,902,854
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 41,902,854
11.		aggregate amount beneficially owned by each reporting person 41,902,854
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 30.76%
14.		type of reporting person* IN

CUSIP No. 12565J100	13D/A	Page 10 of 15 Pages

ITEM 1 Security and Issuer

This Schedule 13D/A relates to the common stock, par value $0.0001 (the “Common Stock”), of CLS Holdings USA, Inc. (the “Issuer”) and amends and supplements the Schedule 13D dated February 8, 2019, as amended by Amendment No. 1 to Schedule 13D filed May 28, 2021, as specifically set forth herein. The address of the principal executive offices of the Issuer is 11767 South Dixie Highway, Suite 115, Miami, FL 33156. Defined terms not herein defined shall have the meaning set forth in the Schedule 13D or Amendment No. 1.

ITEM 2 Identity and Background

Item 2 is hereby amended and restated to read as follows:

(a)	The names of the persons filing this Schedule 13D/A (the “Schedule”) are Navy Capital Green Management, LLC, a New York limited liability company (the “Investment Manager”), Navy Capital Green Management Partners, LLC, a New York limited liability company (“NCG”), Navy Capital Green Fund, LP, a Delaware limited partnership (the “Fund”), Navy Capital Green Co-Invest Fund, LLC, a Delaware limited liability company (the “Co-Investment Fund”), Navy Capital Green Co-Invest Partners, LLC, a Delaware limited liability company (“NCGP”), John Kaden, Sean Stiefel and Chetan Gulati, the managers of the Investment Manager, NCG and NCGP. NCG is the general partner of the Fund and NCGP is the manager of the Co-Investment Fund. Such reporting persons are collectively referred to herein as the “Reporting Persons.”

The Investment Manager, in its capacity as investment manager of the Fund and the Co-Investment Fund, has shared power with John Kaden, Sean Stiefel and Chetan Gulati to vote and dispose of the shares of Common Stock held by the Fund and the Co-Investment Fund. Each of the Investment Manager, NCG, NCGP, John Kaden, Sean Stiefel and Chetan Gulati disclaim any economic interest in or beneficial ownership of the shares of Common Stock covered by this Schedule.

(b)	The business address of the Reporting Persons is 28 Reichert Circle, Westport, CT 06880.

(c)	This Schedule is filed on behalf of the Investment Manager, NCG, the Fund, the Co-Investment Fund, NGCP, John Kaden, Sean Stiefel and Chetan Gulati. The Fund and the Co-Investment Fund are the record and direct beneficial owner of the units comprised of shares of Common Stock and warrants (the “Warrants”) to purchase shares of Common Stock, and the beneficial owner of debentures convertible into units comprised of Common Stock and Warrants (the “Debentures”). The Investment Manager is the investment manager to the Fund and the Co-Investment Fund. John Kaden, Sean Stiefel and Chetan Gulati are the managers of the Investment Manager, NCG, and NCGP. NCG is the general partner of the Fund and NCGP is the manager of the Co-Investment Fund. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of the Fund and the Co-Investment Fund is to invest in securities.

(d)	During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

(f)	Navy Capital Green Management, LLC and Navy Capital Green Management Partners, LLC are organized under the laws of New York, USA. Navy Capital Green Fund, LP, Navy Capital Green Co-Invest Fund, LLC and Navy Capital Green Co-Invest Partners, LLC are organized under the laws of Delaware, USA. John Kaden, Sean Stiefel and Chetan Gulati are citizens of the United States of America.

CUSIP No. 12565J100	13D/A	Page 11 of 15 Pages

ITEM 3 Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

7,500,000 Warrants held by the Fund expired by its terms on July 31, 2021 and was not exercised by the Fund prior to such expiration. 6,250,000 Warrants held by Co-Investment Fund expired by its terms on August 6, 2021 and was not exercised by the Co-Investment Fund prior to such expiration.

ITEM 5 Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)-(b) The Investment Manager, John Kaden, Sean Stiefel and Chetan Gulati may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 41,902,854 shares of Common Stock as of August 9, 2021, which represent 30.76% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 41,902,854

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 41,902,854

The Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 13,130,570 shares of Common Stock as of August 9, 2021, which represent 10.20% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 13,130,570

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 13,130,570

NCG may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 13,130,570 shares of Common Stock as of August 9, 2021, which represent 10.20% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 13,130,570

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 13,130,570

The Co-Investment Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 28,772,284 shares of Common Stock as of August 9, 2021, which represent 21.42% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 28,772,284

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 28,772,284

CUSIP No. 12565J100	13D/A	Page 12 of 15 Pages

NCGP may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 28,772,284 shares of Common Stock as of August 9, 2021, which represent 21.42% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 28,772,284

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 28,772,284

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be the aggregate of (i) 126,821,416, as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 11, 2021, and (ii) the number of shares of Common Stock that would be obtained by the Reporting Persons upon the exercise of any convertible securities held by the Reporting Persons.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c) Except as disclosed in Item 3 and Item 4, there have been no transactions in the shares of Common Stock by the Reporting Persons during the past sixty days.

(d) The Fund and the Co-Investment Fund have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.

(e) Not applicable

ITEM 7 Material to the Filed at Exhibits

Exhibit 99.1: Joint Filing Agreement

CUSIP No. 12565J100	13D/A	Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 9, 2021
Date

NAVY CAPITAL GREEN MANAGEMENT LLC

/s/ John Kaden
Signature

John Kaden/Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager
Name/Title

NAVY CAPITAL GREEN MANAGEMENT PARTNERS, LLC

/s/ John Kaden
Signature

John Kaden/Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager
Name/Title

CUSIP No. 12565J100	13D/A	Page 14 of 15 Pages

NAVY CAPITAL GREEN FUND, LP

/s/ John Kaden
Signature

John Kaden/Manager of its General Partner
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager of its General Partner
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager of its General Partner
Name/Title

NAVY CAPITAL GREEN CO-INVEST FUND LLC

/s/ John Kaden
Signature

John Kaden/Manager of its Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager of its Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager of its Manager
Name/Title

CUSIP No. 12565J100	13D/A	Page 15 of 15 Pages

NAVY CAPITAL GREEN CO-INVEST PARTNERS, LLC

/s/ John Kaden
Signature

John Kaden/Manager of its Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager of its Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager of its Manager
Name/Title

/s/ John Kaden
Signature

John Kaden
Name

/s/ Sean Stiefel
Signature

Sean Stiefel
Name

/s/ Chetan Gulati
Signature

Chetan Gulati
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.